UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LogicVision, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

54140W 10 7
(CUSIP Number)

Gregg E. Adkin, Valley Ventures II, L.P.,
80 East Rio Salado Parkway, Suite 710,
                 Tempe, Arizona 85281 (480) 661-6600
(Name, Address and Telephone Number of Person Authorized To
Receive Notices and Communications)

                             November 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	54140W 10 7	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON	Valley Ventures II, L.P.
S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7	SOLE VOTING POWER	548,929
SHARES
BENEFICIALLY
OWNED BY
EACH	8	SHARED VOTING
REPORTING		POWER	0
PERSON WITH

	9	SOLE DISPOSITIVE
		POWER	548,929

	10	SHARED DISPOSITIVE
		POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	548,929

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	3.0%

14	TYPE OF REPORTING PERSON
	(See Instructions)	PN

CUSIP NO.	54140W 10 7	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON	Valley Ventures III, L.P.

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7	SOLE VOTING POWER	907,266
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING
EACH		POWER	0
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE
		POWER	907,266

	10	SHARED DISPOSITIVE
		POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
907,266

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	4.9%

14	TYPE OF REPORTING PERSON
	(See Instructions)	PN

CUSIP NO.	54140W 10 7	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON	VV II Management , L.L.C.

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7	SOLE VOTING POWER	548,929
SHARES
BENEFICIALLY
OWNED BY
EACH	8	SHARED VOTING
REPORTING		POWER	0
PERSON WITH

	9	SOLE DISPOSITIVE
		POWER	548,929

	10	SHARED DISPOSITIVE
		POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	548,929

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	3.0%

14	TYPE OF REPORTING PERSON
	(See Instructions)	OO

CUSIP NO.	54140W 10 7	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON	VV III Management, L.L.C.

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7	SOLE VOTING POWER	907,266
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING
EACH		POWER	0
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE
		POWER	907,266

	10	SHARED DISPOSITIVE
		POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	907,266

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	4.9%

14	TYPE OF REPORTING PERSON
	(See Instructions)	OO

CUSIP NO.	54140W 10 7	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON	John M. Holliman III

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7	SOLE VOTING POWER	548,929
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING
EACH		POWER	907,266
REPORTING
PERSON WITH

	9	SOLE DISPOSITIVE
		POWER	0

	10	SHARED DISPOSITIVE
		POWER	1,456,195

11	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	1,456,195

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	7.9%

14	TYPE OF REPORTING PERSON
	(See Instructions)	IN

CUSIP NO.	54140W 10 7	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON	Gregg E. Adkin

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7	SOLE VOTING POWER	563,929
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING
EACH		POWER	907,266
REPORTING
PERSON WITH

	9	SOLE DISPOSITIVE
		POWER	0

	10	SHARED DISPOSITIVE
		POWER	1,471,195

11	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON
1,471,195

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	7.9%

14	TYPE OF REPORTING PERSON
	(See Instructions)	IN

CUSIP NO.	54140W 10 7	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON	Lawrence J. Aldrich

S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
	(See Instructions)	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL	/ /
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING
EACH		POWER	907,266
REPORTING
PERSON WITH

	9	SOLE DISPOSITIVE
		POWER	0

	10	SHARED DISPOSITIVE
		POWER	907,266

11	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	907,266

12	CHECK BOX IF THE AGGREGATE AMOUNT	/ /
IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (11)	4.9%

14	TYPE OF REPORTING PERSON
	(See Instructions)	IN

CUSIP NO.	54140W 10 7	13D	Page 9 of 12 Pages

ITEM 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Statement”) is filed in relation to the Common Stock, par value $.0001 (“Common Stock”) of LogicVision, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office address is 25 Metro Drive, Third Floor, San Jose, California 95110.

ITEM 2.	Identity and Background.

(a)      This Statement is jointly filed by the following persons (each a “Reporting Person”):

·               Valley Ventures II, L.P., a Delaware limited partnership (“Ventures II”);

·               Valley Ventures III, L.P., a Delaware limited partnership (“Ventures III”);

·               VV II Management, L.L.C., a Delaware limited liability company, which is the General Partner of Ventures II (“VVII”);

·               VV III Management, L.L.C., a Delaware limited liability company, which is the General Partner of Ventures III (“VVIII”);

·               John M. Holliman III, who is a managing member of VVII and VVIII and a limited partner of Ventures II and Ventures III (“Holliman”);

·               Gregg E. Adkin, who is a managing member of VVII and VVIII and a limited partner of Ventures II and Ventures III (“Adkin”); and

·               Lawrence J. Aldrich, who is a managing member of VVIII and a limited partner of Ventures III (“Aldrich”).

This Statement is being filed to correct certain clerical errors in the original Statement on Schedule 13D filed by the Reporting Persons on January 21, 2005 (the “Original Statement”).  The Original Statement incorrectly indicated that Ventures III beneficially owned 907,566 shares of Common Stock instead of the 907,266 shares that it actually owns.  As a result, the beneficial ownership of Common Stock of each of Ventures III, VVIII, Holliman, Adkin, and Aldrich was overstated by 300 shares in the Original Statement.

(b)-(c) The business address of Ventures II and Ventures III is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281.  Ventures II and Ventures III are venture capital investment funds.

The business address of VVII and VVIII is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281.  VVII serves as the General Partner of Ventures II and VVIII serves as the General Partner of Ventures III.

The business address of Holliman is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281.  Holliman is a venture capital investor who, among other things, serves as a managing member of VVII and VVIII and who is a limited partner of Ventures II and Ventures III.

The business address of Adkin is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281.  Adkin is a venture capital investor who, among other things, serves as a managing member of VVII and VVIII and who is a limited partner of Ventures II and Ventures III.

The business address of Aldrich is 6245 East Broadway Blvd., Suite 620, Tucson, Arizona  85711.  Aldrich is a venture capital investor who, among other things, serves as a managing member of VVIII and who is a limited partner of Ventures III.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

CUSIP NO.	54140W 10 7	13D	Page 10 of 12 Pages

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Holliman, Adkin, and Aldrich are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On November 5, 2004, Ventures II acquired 548,929 shares of Common Stock and Ventures III acquired 395,769 shares of Common Stock in connection with the Company’s acquisition of SiVerion, Inc. (“SiVerion”).  Ventures II and Ventures III had previously made investments in SiVerion as part of their venture capital investing activities.  The shares of Common Stock represented a portion of the consideration issued to Ventures II, Ventures III, and the other stockholders of SiVerion in connection with the Company’s acquisition of SiVerion.

On November 23, 2004, Ventures III acquired an aggregate of 116,912 shares of Common Stock in privately negotiated transactions with three former stockholders of SiVerion for an aggregate purchase price of $202,257.76.  Also on November 23, 2004, Ventures III acquired 394,585 shares of Common Stock in a privately negotiated transaction with one former stockholder of SiVerion for a purchase price of $789,170.00.  The source of funds for these purchases was Ventures III’s working capital.

ITEM 4.	Purpose of Transaction.

Ventures II and Ventures III acquired the shares of Common Stock for investment.  In connection with the Company’s acquisition of SiVerion, on November 5, 2004, Adkin became a director of the Company.  The Reporting Persons currently do not plan any proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Ventures II beneficially owns an aggregate of 548,929 shares of the Company’s common stock, representing approximately 3.0% of the Company’s outstanding common stock.  Ventures II holds sole power to vote and to dispose of the shares that it owns.

Ventures III beneficially owns an aggregate of 907,266 shares of the Company’s common stock, representing approximately 4.9% of the Company’s outstanding common stock.  Ventures III holds sole power to vote and to dispose of the shares that it owns.

VVII beneficially owns an aggregate of 548,929 shares of the Company’s Common Stock, representing approximately 3.0% of the Company’s outstanding Common Stock, by virtue of its role as General Partner of Ventures II.  As such, VVII has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Ventures II.  VVII disclaims beneficial ownership of all shares of Common Stock held by Ventures II except to the extent that its interest in such shares arises from its interest, if any, in Ventures II.

VVIII beneficially owns an aggregate of 907,266 shares of the Company’s Common Stock, representing approximately 4.9% of the Company’s outstanding Common Stock, by virtue of its role as General Partner of Ventures III.  As such, VVIII has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of shares of Common Stock held by Ventures III.  VVIII disclaims beneficial ownership of all shares of Common Stock held by Ventures III except to the extent that its interest in such shares arises from its interest, if any, in Ventures III.

CUSIP NO.	54140W 10 7	13D	Page 11of 12 Pages

Holliman beneficially owns an aggregate of 1,456,195 shares of the Company’s Common Stock, representing approximately 7.9% of the Company’s outstanding Common Stock, by virtue of his role as a managing member of VVII (which is the General Partner of Ventures II) and as a managing member of VVIII (which is the General Partner of Ventures III).  Pursuant to the operating agreements of VVII and VVIII, Holliman has (a) sole power to vote or to direct the vote of 548,929 shares held by Ventures II; (b) shared power to vote or to direct the vote of 907,266 shares by Ventures III; and (c) shared power to dispose or direct the disposition of all 1,453,195 shares held by Ventures II and Ventures III.  Holliman disclaims beneficial ownership of all shares of Common Stock held by Ventures II, Ventures III, VVII, or VVIII except to the extent that his interests in such shares arises from his interest, if any, in such entities.

Adkin beneficially owns an aggregate of 1,471,195 shares of the Company’s Common Stock, representing approximately 7.9% of the Company’s outstanding Common Stock, by virtue of (i) his role as a managing member of VVII (which is the General Partner of Ventures II) and as a managing member of VVIII (which is the General Partner of Ventures III), and (ii) his ownership of options to acquire 15,000 shares of Common Stock, which will vest within 60 days of the filing date of this Statement.  Pursuant to the operating agreements of VVII and VVIII, Adkin has (a) sole power to vote or to direct the vote of 548,929 shares held by Ventures II; (b) shared power to vote or to direct the vote of 907,266 shares held by Ventures III; and (c) shared power to dispose or direct the disposition of all 1,456,195 shares held by Ventures II and Ventures III.  Adkin also has sole power to vote and dispose of the 15,000 shares of Common Stock issuable upon exercise of the options that he holds.  Adkin disclaims beneficial ownership of all shares of Common Stock held by Ventures II, Ventures III, VVII, or VVIII except to the extent that his interests in such shares arises from his interest, if any, in such entities.  Adkin holds options to acquire an additional 10,000 shares of the Company’s Common Stock, but such shares are not included in the numbers shown in this Statement because such options are not exercisable within 60 days of the filing date of this Statement.

Aldrich beneficially owns an aggregate of 907,266 shares of the Company’s Common Stock, representing approximately 4.9% of the Company’s outstanding Common Stock, by virtue of his role as a managing member of VVIII, which is the General Partner of Ventures III.  Pursuant to the operating agreement of VVIII, Aldrich has (a) shared power to vote or to direct the vote of such shares and (b) shared power to dispose or to direct the disposition of such shares.  Aldrich disclaims beneficial ownership of all shares of Common Stock held by Ventures III or VVIII except to the extent that his interest in such shares arises from his interest, if any, in such entities.

(c)     The Reporting Persons did not engage in any transactions in the Company’s Common Stock effected during the past 60 days.

(d)     The limited partners of Ventures II and Ventures III have the right to receive dividends or proceeds from the sale of the Company’s Common Stock held by Ventures II and Ventures III, respectively, according to the terms of those entities’ respective partnership agreements.

(e)     Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A        Joint filing agreement of the signatories to this Statement – (previously filed with the Original Statement)

CUSIP NO.	54140W 10 7	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 28, 2005	Valley Ventures II, L.P.

		By:	VV II Management, L.L.C.
		Its:	General Partner

		By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

Dated:	March 28, 2005	Valley Ventures III, L.P.

		By:	VV III Management, L.L.C.
		Its:	General Partner

		By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

Dated:	March 28, 2005	VV II Management, L.L.C.

		By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

Dated:	March 28, 2005	VV III Management, L.L.C.

		By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

Dated:	March 28, 2005	By:	/s/ *
John M. Holliman III

Dated:	March 28, 2005	/s/ Gregg E. Adkin
Gregg E. Adkin

Dated:	March 28, 2005	By:	/s/ *
Lawrence J. Aldrich

		* By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Attorney-in-Fact